                                                                    EXHIBIT 12.1

                            VALERO ENERGY CORPORATION

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (THOUSANDS OF DOLLARS)


                                                 THREE MONTHS
                                                ENDED MARCH 31,                           YEAR ENDED DECEMBER 31,
                                          --------------------------  --------------------------------------------------------------
                                              2000          1999          1999         1998         1997       1996         1995
                                          ------------  ------------  -----------   ----------   ----------  ---------   ---------
Pretax income (loss) from
    continuing operations.................. $  46,939     $  (4,016)   $  20,187    $ (83,091)   $175,557    $  39,083   $  88,696
Add (Deduct):
  Net interest expense(1)..................    12,760        12,457       55,429       32,479      42,455       38,534      40,935
  Amortization of previously
    capitalized interest...................     1,311         1,250        5,132        4,900       4,865        4,801       5,497
  Interest portion of rental expense(2)....     5,015         4,029       19,002       15,926      13,193        8,913       8,059
  Distributions in excess of (less than)
    equity in earnings of joint ventures(1)      (493)          224       (1,172)       2,965      (1,851)      (3,899)     (4,304)
                                            ---------     ---------    ---------    ---------    --------    ---------   ---------
  Earnings as defined....................   $  65,532     $  13,944    $  98,578    $ (26,821)   $234,219    $  87,432   $ 138,883
                                            =========     =========    =========    =========    ========    =========   =========

Net interest expense(1).................... $  12,760     $  12,457    $  55,429    $  32,479    $ 42,455    $  38,534   $  40,935
Capitalized interest.......................     1,387         1,831        5,753        5,340       1,695        2,884       4,117
Interest portion of rental expense(2)......     5,015         4,029       19,002       15,926      13,193        8,913       8,059
                                            ---------     ---------    ---------    ---------    --------    ---------   ---------
    Fixed charges as defined............... $  19,162     $  18,317    $  80,184    $  53,745    $ 57,343    $  50,331   $  53,111
                                            =========     =========    =========    =========    ========    =========   =========

Ratio of earnings to fixed charges(4)......      3.42x           (3)        1.23x          (3)       4.08x        1.74x       2.61x
                                            =========     =========    =========    =========   =========    =========   =========

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(1)  During 1995 through September 1997, Valero guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which Valero holds a 20% interest. The interest expense related to the guaranteed debt is not included in the computation of the ratio as Valero was not required to satisfy the guarantee.

(2) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(3) For the three months ended March 31, 1999, earnings were insufficient to cover fixed charges by $4.4 million. This deficiency was due primarily to
     (i) depressed refined product margins resulting from weak refining industry fundamentals and (ii) the effect of significant downtime at Valero's Corpus Christi refinery in early 1999 due to a major maintenance turnaround and expansion of the heavy oil cracker and related units. For 1998, earnings were insufficient to cover fixed charges by $80.6 million. This deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of Valero's refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.68x.

(4) Valero paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.